March 17, 2025

Luis Fernandez-Moreno
Interim President and CEO
Ingevity Corp
4920 O'Hear Avenue Suite 400
North Charleston, SC 29405

       Re: Ingevity Corp
           PREC14A filed March 10, 2025
           File No. 001-37586
Dear Luis Fernandez-Moreno:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PREC14A filed March 10, 2025
General

1. Please mark the proxy statement as "preliminary." See Rule 14a-6(e)(1). Background to the Solicitation, page 14

2.     We note your statement at the bottom of page 16 that "[o]n March [7],
2025, the
       Company filed its preliminary proxy statement with the SEC." Please update this statement to reflect your preliminary proxy statement's filing date of March 10.
3. We note the following statements on page 16: "On March 6, 2025, Vision One filed an amended version of its presentation with certain corrections and additional soliciting material. Later that same day, the Company issued a press release and
       stockholder letter in addition to a letter to the Company   s employees
in response to
       Vision One   s presentation..." We note that there are no filings from
the Company with
       a filing date of March 6, 2025 on EDGAR, nor does there appear to be any press release with such date on your website. Please advise or revise.
 March 17, 2025
Page 2

Proposal 1: Election of Directors, page 17

4. We note the following disclosure on page 18 of your filing: "As a result of Vision
       One   s intent to nominate four persons for election as directors at the
Annual Meeting
       in opposition to the nominees recommended by our Board, and, assuming such
       nominees are in fact properly proposed for election at the Annual Meeting..."
       (emphases added). This statement appears inconsistent with disclosure elsewhere
       throughout your filing, such as on page 3 that "the Company   s proxy
card is required
       to list the Vision One nominees in addition to the Board   s nominees,"
and on page
       100 that "Ingevity is required to include all nominees for election on its universal proxy card..." To the extent you have concluded that Vision One has met the applicable requirements of Rule 14a-19 and your governing documents, please explain to us, with a view towards revised disclosure, the basis for the language on page 18 cited above.
5. Refer to the penultimate paragraph on page 18 and the statement that "[i]n the event that any of the nominees for election change, you can still sign and date a later submitted WHITE proxy card." Please revise to clarify whether this statement also applies if Vision One withdraws its nominees or abandons its solicitation after stockholders have already voted.
Ownership of Equity Securities, page 98

6. Please revise the table on page 99 to include beneficial ownership information for each of the named executive officers identified in your summary compensation table on page 68. Refer to Item 403(b) and Item 402(a)(3) of Regulation S-K. Questions and Answers About the Annual Meeting, Proxy Solicitation, and Voting Information, page 100

7. Refer to the question captioned "What is an undervote and overvote and how does each impact the universal proxy card?" Please revise the answer to this question to address how undervotes and overvotes affect the universal proxy card or revise the question prompt.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Brian Soares at 202-551-3690 or Dan Duchovny at 202-
551-3619.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions